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                                                                    Exhibit 99.3

       Independent Accountants' Report on Applying Agreed-Upon Procedures
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To the Board of Directors of Heller Financial, Inc., Wilmington Trust Company
and Norwest Bank Minnesota, N. A.:

We have performed the procedures enumerated below in items A. and B. in conjunction with Section 9.04 of the Sale and Servicing Agreement, dated September 1, 1997 (the "Agreement").

A. We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements of Heller Financial, Inc. (the "Servicer") and subsidiaries as of December 31, 1997, and have issued our report thereon dated January 23, 1998. We have not audited any financial statements of the Servicer as of any date or for any period subsequent to December 31, 1997 or performed any audit procedures subsequent to the date of our report on those statements.

    In connection with our audit, nothing came to our attention that caused us to believe that the Servicer was not in compliance with any of the terms, covenants, provisions, or conditions in Sections 3.02, 5, 7, and 8 (to the extent such sections are applicable to Heller Financial, Inc. as Servicer) of the Agreement in conjunction with the servicing of equipment leases and loans owned by the Heller Equipment Asset Receivables Trust 1997-1, insofar as they relate to accounting matters. It should be noted, however, that our audit was not directed primarily toward obtaining knowledge of such noncompliance.

    As a part of our audit, we obtained an understanding of the Servicer's internal control structure over the Servicer's entire equipment lease portfolio, including those leases serviced under the Agreement, to the extent considered necessary in order to assess control risk as required by generally accepted auditing standards. The purpose of our consideration of the internal control structure, which includes the accounting systems, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements. Such audit procedures, however, were not performed in order to express a separate opinion on the the Heller Equipment Asset Receivables Trust 1997-1.

    Our audit disclosed no exceptions or errors in records relating to equipment leases and loans serviced by the Servicer that, in our opinion, Section 9.04 of the Agreement required us to report.

B. We have performed the procedure described in the following paragraph, which was agreed to by the management of the Servicer and Norwest Bank Minnesota,
    N. A. as Indenture Trustee and the Wilmington Trust Company, as Owner Trustee (together, the "Specified Users"), with respect to Section 9.04 of the Agreement, in conjunction with the servicing of equipment leases and loans owned by the Heller Equipment Asset Receivables Trust 1997-1. This agreed-upon procedure was performed in accordance with standards established by the American Institute of Certified Public
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    Accountants. The sufficiency of the procedure is solely the responsibility of the Specified Users of the report. Consequently, we make no representation regarding the sufficiency of the procedure described below either for the purpose for which this report has been requested or for any other purpose. For purposes of this procedure, we have reported any difference between the item indicated on the Monthly Servicer Reports and the Servicer's supporting documentation that exceeded $750. Any difference below this amount was deemed to be immaterial.

    The procedure and associated findings are as follows:

    From the Monthly Servicer's Certificates prepared by the Servicer between September, 1997 and December, 1997, we selected the Monthly Servicer Certificates for the months of November, 1997 and December, 1997 Distribution Dates and performed the following:

         We have compared the mathematical calculation of each amount set forth in the Monthly Servicer's Certificates to the Servicer's computer, accounting and other reports and found them to be in agreement, except as noted below:

         . Within the section entitled "Loss, Delinquency and Pool Data for the Period" on page 8 of the Monthly Servicer's Reports, "ADCB as of the last day of the Collection Period" does not agree to the "Total" of the Delinquencies subsection. The difference is due to the Servicer including payaheads in the "ADCB as of the last day of the Collection Period" and excluding payaheads from the "Total" of the Delinquencies subsection. Officials of the Company have informed us that the Indenture Trustee is aware of this.

         . For the December, 1997 Monthly Servicer Report, within the section entitled "Loss, Delinquency and Pool Data for the Period" on page 8, the dollar amount indicated as "Current" in the "Delinquencies" caption and the corresponding "Total" is understated by $1,336,252.

         . Within the section entitled "Collection Account" on page 3 of the Monthly Servicer's Reports, Reimbursement of Servicer Advances are netted within the "Servicer Advances" caption. Officials of the Company have informed us that the Indenture Trustee is aware of this.

         . For the November, 1997 Monthly Servicer Report, within the section entitled "Loss, Delinquency and Pool Data for the Period" on page 8, the contracts included in "DCB of Prepaid Contracts as of the last day of the Collection Period" does not agree to the contracts included in "Prepayment Amounts" indicated on page 3 of the Monthly Servicer Reports under the caption "Collection Account". The difference is due to two contracts being excluded from the "DCB of Prepaid Contracts as of the last day of the Collection Period". The contracts and dollar amount included within "Prepayment Amounts" on page 3 are correct. The DCB of Prepaid Contracts on page
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              8 was understated by $491,438. This difference had no impact on the cash distributions to investors nor on any other calculation within the November, 1997 Monthly Servicer Report.

         Our comparisons were based on records provided to us by the Servicer and the methodology set forth in the Agreement.

With respect to the procedure performed in item B. above, we were not engaged to, and did not, perform an audit, the objective of which would be the expression of an opinion on the Monthly Servicer's Certificates described above. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Users and should not be used by those who have not agreed to the procedures and taken responsibility for the sufficiency of these procedures for these purposes.



/s/ Arthur Andersen LLP


Chicago, Illinois
March 26, 1998